September 15, 2006

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Gran Tierra Energy Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form SB-2
Filed April 21, 2006
File No. 333-132352

Amendment No. 1 to Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2005
Filed July 18, 2006
File No. 333-111656

Dear Mr. Schwall:

This is in response to your comment letter of August 8, 2006 to Dana Coffield with respect to the above-referenced filings. Pursuant to a conversation with staff, the Company is separately responding to the comment related to the predecessor financial statements of Dong Won Corporation. The Company will respond to the remaining comments from the August 8, 2006 letter when we respond to your comment letter of August 31, 2006. The Company intends to file Amendment No. 3 to Registration Statement No. 333-132352 and Amendment No. 3 to Form 10-KSB when we respond to your remaining comments from the August 8, 2006 and August 31, 2006 letters.

We have set forth below the comment related to the predecessor financial statements of Dong Won Corporation in your letter of August 8, 2006 in italics with the Company’s response:

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Financial Statements, page 20

General

2.
We note your response to prior comment 24 in our letter dated May 10, 2006 in which you explain that you did not acquire substantially all the assets of Don Won Corporation. Please tell us what percent of the net assets, revenues and related results of operations and cash flows of Don Won Corporation you obtained when you acquired the 14 percent interest in the Palmar Largo joint venture and the 50 percent interests in the Nacatimbay and Ipaguazu concessions.

We continue to believe complete financial statements of the predecessor entity are necessary to satisfy the requirements of Item 310(c) of Regulation S-B; therefore, if you acquired only a component of the business of Don Won Corporation, you should present financial statements of the acquired component. These carve out financial statements should be prepared in accordance with the guidance provided at SAB Topic 1:B:1 and should include a complete balance sheet, income statement and statement of cash flows.

September 15, 2006

As previously indicated, the accommodation for presenting Statements of Gross Revenues and Direct Lease Operating expenses in lieu of presenting complete financial statements is not generally extended to situations calling for the financial statements of a predecessor entity.

RESPONSE: Dong Won Corporation is a public Korea-based company involved in the provision of energy and natural resources. The company’s common shares trade on the Korean Stock Exchange and its reporting currency is the South Korea Won. According to public information, net assets of Dong Won Corporation at December 31, 2004 (prior to the disposition of the Argentina assets) were $114.1 million. Based on the acquisition cost of $7.0 million for Palmar Largo, Nacatimbay and Ipaguazu, we purchased 6% of the net assets of Dong Won Corporation. According to our audit of the revenues, royalties and operating expenses, gross revenue of the 14% interest in the Palmar Largo joint venture for the year was $4.7 million, representing 8% of reported revenues for Dong Won Corporation of $57.7 million. Revenues from Nacatimbay were minor and Ipaguazu was non-producing. Operating expenses and royalties for the interest in Palmar Largo for the year were $1.9 million, approximately 3% of cost of sales for Dong Won Corporation. Dong Won Corporation recorded an operating deficit of $27.5 million and operating cash flow deficit of $9.4 million for the year due to results of operations that were not acquired by Gran Tierra.

Dong Won operates in Argentina as a branch of the parent company. The branch reports its financial information in Argentine pesos, and is in accordance with Argentine GAAP to comply with statutory audit requirements. According to public information for 2004 (prior to Gran Tierra’s acquisition of the Argentine assets), the acquisition cost of $7 million for the interests at Palmar Largo, Nacatimbay and Ipaguazu represents 55% of the net assets of the branch. Gross revenue from the interest in Palmar Largo represented approximately 70% of revenues of the branch for the year, and operating expenses and royalties for Palmar Largo for the year were approximately 39% of cost of sales. Revenues from Nacatimbay were minor and Ipaguazu was non-producing. A calculation of the percentage of operating results and cash flows acquired is not instructive as results for the branch include significant costs of operations, in particular, that are not associated with the assets acquired. In other words, an assessment of the component parts of operating profit and operating cash flow - that is, revenue and expense - is appropriate.

At the time of the acquisition, Dong Won (Argentina) had the following oil and gas interests:

1.	14% interest Palmar Largo - operated by Pluspetrol - acquired by Gran Tierra for $6,969,559
2.	50% interest Nacatimbay - operated by CGC - acquired by Gran Tierra for $50,467
3.	50% interest Ipaguazu - operated by CGC - acquired by Gran Tierra for $12,588
4.	25% interest El Chivil - operated by CGC - not acquired by Gran Tierra
5.	25% interest Surubi - operated by CGC - not acquired by Gran Tierra
6.	50% interest El Vinalar - operated by Dong Won - not acquired by Gran Tierra

September 15, 2006

We understand that Dong Won Argentina also holds interests in two properties in Bolivia, either directly or indirectly. We purchased Dong Won’s interests in three of the six properties above, and did not purchase any of the other interests that were operated by the branch, which would have entailed project management responsibilities, with associated operational activities and expenses.

On the basis of the above information, we have stated that we have not acquired “substantially all” of the assets of Dong Won Argentina.

Topic 2, Item 3(b) of the SEC Division of Corporate Finance Accounting Disclosure Rules & Practices Training Manual states that “Acquisition of selected parts of an entity may result in less than full financial statements.” Item 3(b)(3) further states “the staff may accept audited statements of assets acquired and liabilities assumed and statements of revenues and direct expenses if it is impractical to prepare the full financial statements required by Regulation S-X [and, presumably, Regulation S-B] and explanation of that impracticality is included in the filing.”

We contend that it is not practical to prepare financial statements for Dong Won Argentina. A full audit of the financials of the branch would involve an audit of each of the six joint ventures, only three of which were acquired, and would require the cooperation and commitment of Pluspetrol (the operator of Palmar Largo) and CGC (the operator of Nacatimbay, Ipaguazu, Chivil and Surubi). Furthermore, the translation of Dong Won financials from Argentine GAAP, pesos and successful efforts accounting into U.S. GAAP, U.S. dollars, full-cost accounting would need to be performed by Dong Won, who have divested their interests in Argentina and have not maintained a staff in-country. Dong Won would also be required to grant their consent to the inclusion of the re-defined financials, which consent is not an obligation. The scope of the audit would extend into an audit of tax matters and legal diligence, in addition to an audit of fixed assets, current assets and liabilities and longer-term obligations that were not acquired by Gran Tierra and were not associated with the assets acquired by Gran Tierra. Ultimately, this exercise would not provide additional meaningful information, in our view. We believe that the statement of revenues, royalties and operating expenses provides investors with the complete financial history of the acquired business.

We consider that it may not be possible to provide audited financial statements for Dong Won Argentina. An audit would otherwise be impractical, involving a significant time and cost, and would not provide additional material information relevant to our acquisition.

Topic 2, Item 3(b)(6) of the Training Manual states that “requests for substitution of abbreviated financial information in lieu of full financial statements should be directed to DCAO prior to filing.” We wish to request for substitution of abbreviated financial information on this basis.

We appreciate your comment that the accommodation for presenting statements of revenues and operating expenses in lieu of complete financial statements is not necessarily extended to situations calling for the financial statements of a predecessor entity. However, we understand that such accommodation may be granted, and wish to have the staff consider the realities of our situation.

September 15, 2006

We also wish the staff to re-consider the perspective that the predecessor entity is not Dong Won but is the 14% interest in the Palmar Largo joint venture, and our view that the presentation of revenues, royalties and operating expenses and corresponding pro forma financial statements are an accurate representation of the financial performance of the predecessor and impact of the Palmar Largo acquisition.

Having regard for our response, should the staff believe that complete financial statements of the predecessor entity are necessary, we would request an opportunity to discuss this issue further. If you have any questions, please contact me at (704) 373-8862.

Sincerely,
/s/ Jason H. Scott
Jason H. Scott

cc:	Donna Levy Dana Coffield James Hart Louis Zehil Jennifer Gallagher James Murphy